Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POSITIVE PROFIT ALERT

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules and the Inside Information Provisions under Part XIVA of the SFO.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the securities of the Company.

This announcement is made by China Southern Airlines Company Limited (the “Company”) pursuant to Rule 13.09 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the "SFO").

I. Estimated results of the period:

1. Period to which the estimated results apply: 1 January 2015 to 31 March 2015.

2. Estimated results: the Company preliminarily estimates the results for the first quarter of 2015 in accordance with the "China Accounting Standards for Business Enterprises" and expects to turn losses into profits for the first quarter of 2015 as compared with the corresponding period in the previous year and the net profit attributable to equity holders of the Company is expected to be RMB1.8 billion to RMB2 billion.

3. The estimated results have not yet been audited.

II. Results for the corresponding period in the previous year:

1. Net profit attributable to equity holders of the Company: RMB -306 million.

2. Earnings per share-basic: RMB -0.031.

III. Reasons for estimated profit in the results:

During the first quarter of 2015, the demand of civil aviation transportation market showed a strong trend as influenced by various factors such as China's "One Belt and One Road" strategy, and the preliminary results of strategic transformation of the Company were achieved with the operating revenue of the Company recorded a substantial increase as compared with the corresponding period in the previous year. The fluctuation of the international crude oil price at a lower level has substantially decreased our cost of jet fuel price. The Company has continued to push forward the comprehensive budget management for the recent three years with the increase of our cost control capability, and our cost decreased as compared with the corresponding period in the previous year.

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IV. Other related matters

The above estimated results are only the preliminary estimation. The specific and accurate financial figures will be disclosed in the unaudited 2015 first quarterly report to be published by the Company. Investors are reminded to consider the risks involved in making investment decisions.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the securities of the Company.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

10 April 2015

As at the date of this announcement, the Directors include Si Xian Min, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

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